DUANE STREET CORP.

616 Corporate Way, Suite 2-4059

Valley Cottage, NY 10989

Tel: (855) 360-3330

December 12, 2012

Via Edgar

Susan Block

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Duane Street Corp.

Registration Statement on Form S-1

Filed September 7, 2012

File No. 333-183760

Dear Ms. Block,

Duane Street Corp., acknowledges receipt of the letter dated November 10, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Risk Factors, page 5

1. Please add a risk factor to discuss that you do not yet have a manufacturer to manufacture your product and discuss that you do not plan to manufacture it yourself.

Response: Revised. Please See Third Amended Draft.

Business Plan Implementation Schedule, page 25

2. We note your response to our prior comment 7 and reissue in part because you have not revised your disclosure to address all of the questions raised in our comment. Please revise this section to disclose how much money will be required to implement each material step outlined in this section, providing more of a breakdown of costs, for instance, in the various steps outlined for each quarter. Similarly revise under “Plan of Operations,” on page 30. This disclosure should also clearly tie in with your “Use of Proceeds” disclosure on page 20. Please also update your risk factor under “We Are Unable to Provide a Time Table” on page 11.

Response: Revised. Please See Third Amended Draft.

3. We note your response to our prior comment 10 and reissue because your description of the Babyrocker is general. Please revise to describe the Babyrocker in as much detail as is practicable. For instance, from your description it is unclear if the Babyrocker looks and functions like an exercise ball or a rocking chair. What material will the Babyrocker to be made of? What does it look like? If aspects are yet to be decided, such as material, please make that clear.

Response: With respect to part of this comment, please note that we cannot disclose all the details about the Babyrocker without running the risk that someone with more funds than our company can take the description and manufacture its own version of the Babyrocker and beat us to the market. Revised. Please See Third Amended Draft.

4. We note your response to our prior comment 11 and reissue in part because you did not revise your disclosure in response to our comment. Please explain in more detail what you mean by “make molds for small run of products,” and “[m]anufacture additional product in first run” on page 26.

Response: Revised. Please See Third Amended Draft.

Strategy and Product, page 27

5. We note your response to our prior comment 12 and reissue. You have not made any revisions in this section in response to our comment. Please explain here what the Babyrocker is and how it differs from the example comparison to an exercise ball. Please make clear where you are in the process of developing or manufacturing your product.

Response: Revised. Please see Third Amended Draft.

6. We note your response to our prior comment 13 and reissue in part. Please add risk factor disclosure, as appropriate, regarding safety concerns when producing a baby product.

Response: Revised. Please See Third Amended Draft.

7. In this regard, please add risk factor disclosure to address the risk that the prototype has only been tested by your officers and directors, and not independent testers.

Response: Revised. Please See Third Amended Draft.

8. We note your disclosure that you plan to produce the product in a factory that produces other name brand products. Please clarify here that you have not yet found a manufacturer and that there is no guarantee that the manufacturer you select will produce other name brand products.

Response: Revised. Please See Third Amended Draft.

Government Regulations, page 28

9. We note your response to our prior comment 16 and reissue. You have not made any revisions in this section in response to our comment. Please expand your disclosure to describe government regulations that will apply to you or advise. Please also include disclosure regarding the potential costs of complying with government regulations in the caregiver market.

Response: Revised. Please See Third Amended Draft.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Plan of Operations, page 30

10. We note your response to our prior comment 19 and reissue in part. To the extent you discuss future business plans here, or elsewhere, your disclosure should be accompanied by the timeframes and financing needs to implement your goals. Examples here include your disclosure regarding anticipated revenue sources, such as sales of add-ons, licensing and strategic partnerships.

Response: We note that time frames have to be general, in part because moving to the next phase, requires completion of the previous. We may not always be in a position to control completion of each phase. Revised. Please See Third Amended Draft.

11. In the eighth paragraph on page 31, which discusses licensing or a strategic partnership, please balance that disclosure to clarify, if true, that you currently have no licensing or partnership agreements and that there is no guarantee that you be able to enter into a licensing or strategic partnership.

Response: Revised. Please See Third Amended Draft.

Recent Sales of Unregistered Securities, page 46

12. We note your response to our prior comment 23. Please revise to disclose the amount paid, or consideration, for the shares. Refer to Item 701(c) of Regulation S-K.

Response: Revised. Please See Third Amended Draft.

Exhibit 5.1

13. We note your response to our prior comment 25 and reissue because you have not refiled a revised opinion of counsel with this amendment. Please have counsel update the legal opinion’s date.

Response: Revised. Please See Third Amended Draft.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Peretz Aisenstark
President

VIA EDGAR

cc:	Tonya K. Aldave, Esq. Staff Attorney, SEC